Date    22 June 2000
Number  65/00


BHP SELLS BOLIVIA TO BRAZIL PIPELINE INTERESTS

The Broken Hill Proprietary Company Ltd (BHP) today announced it has agreed to sell its interests in the Bolivia to Brazil gas pipeline (BTB Pipeline) for approximately A$70 million profit.

The divestment is a continuation of BHP's portfolio management activities and represents the sale of a non-core asset.

BHP Petroleum International Pty. Ltd. holds interests in both the Brazilian and Bolivian portions of the BTB Pipeline, hence BHP's interests comprise two assets:

 . a one-third interest in BBPP Holdings Ltda. (BBPP) which holds a 29 per cent interest in Transportadora Brasileira Gasoduto Bolivia-Brasil S.A., a Brazilian company which owns and operates the Brazilian segment, and

 . a 2 per cent interest in Gas Transboliviano S.A. (GTB), a Bolivian company which owns and operates the Bolivian segment.

A purchase and sale agreement for BHP's BBPP asset has been executed with TotalFina Gas and Power Brazil S.A., a wholly owned subsidiary of TotalFinaElf S.A.. A purchase and sale agreement for BHP's GTB asset will be executed with Petrobras Gas S.A. - GASPETRO, a Brazilian sociedade anonima.

Both transactions are expected to close in BHP's fiscal year ending 30 June
2000.

The BTB Pipeline is more than 3 000 km in length and connects major gas reserves in Bolivia with the growing energy markets of coastal Brazil. The pipeline has been in operation since 1999 and is one of the largest infrastructure projects to be undertaken in Latin America.

BHP has non-operated interests in three producing fields and in the Mamore and Secure exploration permits in Bolivia. These assets are unaffected by the BTB transaction.


For clarification please contact:

Melbourne:
Media   Investment

Dr Malcolm Garratt                Dr Robert Porter
Group Manager External Affairs    Vice President Investor Relations
Phone:  61 3 9652 6872            Phone:  61 3 9609 3540
Mobile: 0419 582 255              Mobile: 0419 587 456

Mandy Frostick                    Candy Ramsey
Manager Media Relations           BHP Investor Relations Houston
Phone: 61 3 9609 4157             Tel:   (713) 961-8640
Mobile: 0419 546 245              EMail: ramsey.candy.pa@bhp.com.au

Houston:
Mr Kent Grubbs
Vice President Strategic Planning and External Affairs
Phone:  1 713 9618523
Pager:  1 713 612 7022